GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42036

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GAM Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Fifth Ave, Suite #200
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Petar Mostarac	212-407-4754	peter.mostarac@gam.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

730 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Petar Mostarac _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GAM Services, Inc. _____, as of 12/31 _____, 20 22 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





CHARLES GODINO
Notary Public - State of New York
NO. 01GO6302315
Qualified in Nassau County
My Commission Expires May 5, 2026

Notary Public

Signature: _____

Title:
Director

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2022

Table of Contents



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **GAM Services Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GAM Services Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The information presented in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, IL
April 13, 2023

GAM SERVICES INC.

Statement of Financial Condition

December 31, 2022

Amounts and share rounded to hundreds, except per share amounts

Assets

Cash	$	423,500
Other assets		28,300
Total assets	$	451,800

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	33,200
Due to Parent-net		146,500
Total liabilities		179,700
Stockholder's equity:		
Common stock, par value $1 per share; authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		309,600
Accumulated deficit		(37,600)
Total stockholder's equity		272,100
Total liabilities and stockholder's equity	$	451,800

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Operations

Year ended December 31, 2022

Amounts and share rounded to hundreds, except per share amounts

Revenues:		
Distribution fees from Parent	$	446,300
Expenses:		
Administrative expenses		426,200
Professional fees		115,800
Other expenses		86,800
Total expenses		628,800
Loss before income tax benefit		(182,500)
Income tax benefit		(59,100)
Net loss	$	(123,400)

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2022

Amounts and share rounded to hundreds, except per share amounts

	Common stock			Additional paid-in capital		Retained earnings (Accumulated deficit)		Total stockholder's equity
	Shares		Amount					
Balance at beginning of year	100	$	100	$	309,600	$	85,800	$	395,500
Net loss							(123,400)		(123,400)
Balance at end of year	100	$	100	$	309,600	$	(37,600)	$	272,100

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31, 2022

Amounts and share rounded to hundreds, except per share amounts

Cash flows from operating activities:		
Net loss	$	(123,400)
Changes in operating in assets and liabilities:		
Decrease in due from Parent-net		90,600
Decrease in other assets		3,100
Decrease in accrued expenses		(14,400)
Increase in due to Parent-net		146,500
Net increase in cash		102,400
Cash		
Beginning of year		321,100
End of year	$	423,500

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company is engaged in the private placement of unaffiliated unregistered funds (the Funds) and generates revenue by providing sales and marketing support to GAM USA Inc. (the Parent), pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority Inc. The Company is a wholly owned subsidiary of GAM USA Inc. which is owned by GAM (Switzerland) Holding AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which may require the use of management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Going concern

The directors have undertaken an assessment, for a period of at least 12 months from the date financial statements were issued, to determine whether there are any material uncertainties arising that could cast significant doubt on the ability of the Company to continue as a going concern.

The ultimate parent of all GAM Entities, GAM Holding AG ("The Group"), has experienced financial losses resulting in a strategic review of the Group and its subsidiaries which led to a delay of reporting its annual results to the SIX Swiss Exchange. As discussed in Note 2 (c), the Company generates revenue primarily on behalf of the Parent. In January 2023, The Group, provided an update to the financial markets that The Group expects to report its annual results on April 25,2023 together with an update on the ongoing strategic review of The Group. The Group also reported, subject to audit, an expected net loss after tax for the full year 2022.

The directors note that due to the timing and uncertainties of outcome of The Group's strategic review falling after the Company's financial statements were issued there is material uncertainty regarding The Group's ability to continue to support the activities of the Company which casts significant doubt on the ability of the Company to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments as a result of this uncertainty.

(c) Revenue Recognition

The Company generates revenue by providing sales and marketing service on behalf of the Parent, pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds.

The distribution fees are generally based on a fixed rate, as a percentage, to the net asset value placed with respect to the Funds and are received monthly. As the distribution fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur.

Pursuant to the service agreement, the distribution fees are 50% of the net management fees earned by the Parent. Such management fees are computed based on .45% of the net asset value placed with respect to the Funds.

(d) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

The components of the income tax benefit for the year ended December 31, 2022 are:

Federal	$	32,800
State and local		26,300
Total	$	59,100

The effective tax rate of 32% differs from the statutory federal rate of 21% due to state and local income taxes.

As of December 31, 2022, the Company had no uncertain tax positions that are required be recognized or disclosed in the statement of financial condition. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: Federal, New York state and city – 2019.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both

as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2022, the Company was in compliance with this requirement and had net capital, as defined, of $243,800 exceeding the requirements by $218,800. The Company's aggregate indebtedness to net capital ratio was 0.74 to 1 at December 31, 2022.

(5)   Concentration of Credit Risk

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Company ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit of $250,000. At December 31, 2022, the Company had $173,500 in excess of the FDIC insured limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(6)   Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The amount incurred by the Company pursuant to this agreement amounted to $426,200 for the year ended December 31, 2022.

The Company earned $446,300 for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due to Parent-net balance of $146,500 at December 31, 2022 is a receivable of $77,200 related to these services and payables totaling $223,700 representing amounts pursuant to the expense sharing and tax sharing agreements.

SUPPLEMENTAL INFORMATION

Schedule I

GAM SERVICES INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2022

Amounts and share rounded to hundreds, except per share amounts

Computation of net capital pursuant to SEC Rule 15c3-1:		
Total stockholder's equity from statement of financial condition	$	272,100
Deduct non allowable assets		(28,300)
Net capital	$	243,800
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	179,700
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness)		12,000
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		25,000
Excess net capital	$	218,800
Ratio of aggregate indebtedness to net capital		0.74 to 1

No reconciliation is required between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2022.

See report of independent registered public accounting firm.

GAM SERVICES INC.

Schedule II - Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under SEC
Rule 15c3-3

As of December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 as the Company's activities are limited to those set forth in circumstances described in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See report of independent registered public accounting firm.

ADDITIONAL REQUIRED INFORMATION

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **GAM Services Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GAM Services Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) Selling funds/strategies to qualified investors/professional intermediaries; and/or (2) Placing funds with professional intermediaries. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GAM Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GAM Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, IL
April 13, 2023

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

GAM Services, Inc.

Exemption Report

GAM Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Selling our funds/strategies to qualified investors/professional intermediaries; and/or (2) Place our funds with professional intermediaries, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Petar Mostarac, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Petar Mostarac
GAM Services, Inc.

3/9/2023
Date